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                                    EXHIBIT 1
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                                   AGREEMENT


BETWEEN:

(A) Crown NorthCorp, Inc. a corporation incorporated under the laws of the State of Delaware (the `Seller') and

(B)   Catella Boardroom Consulting AB (the `Buyer').

SALE OF SHARES

1.1 The Seller sells and the Buyer buys the Shares on the terms set out herein.

1.2 The `Shares' shall mean all shares in Catella/Crown NorthCorp Joint Venture AB (company registration number 556556-3367) (the `Company'), representing 50% (fifty per cent) of the share capital and votes in the Company and all of the Seller's holding in the Company.

1.3 The Seller shall on the date of this Agreement, subject only to the payment of the Purchase Price in accordance with Clause 3.2, deliver to the Buyer all share certificates pertaining to the Shares.

2.    WARRANTIES

      The Seller makes and the Buyer relies on no warranties whatsoever in respect of the Shares or the Company, except that the Seller warrants that it has full and unencumbered title to the Shares and that it may pass such title to the Buyer.

3.    PURCHASE PRICE

3.1 The Purchase Price shall be SEK 250,000, representing the nominal amount of the Shares. The Purchase Price shall be paid by using the attached wiring instructions.

3.2 The Buyer shall, subject only to the delivery of the share certificates pertaining to the Shares, pay the Purchase Price to the Seller; and the Buyer shall not be obliged to pay the Purchase Price until the Buyer has received physical possession of the share certificates pertaining to the Shares endorsed in blank or endorsed to the Buyer.

4.    CHOICE OF LAW

      This Agreement shall be governed by Swedish law.

5.    ARBITRATION

5.1 Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in
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      accordance with the Rules of the Arbitration Institute of the Stockholm
      Chamber of Commerce. The arbitral tribunal shall be composed of three arbitrators, all appointed by the Institute.

5.2   The place of arbitration shall be Stockholm.

5.3   The language to be used in the arbitral proceedings shall be English.

6.    SIMULTANEOUS TRANSACTIONS

The parties hereto acknowledge and agree that the sale of the Shares contemplated hereby and the sale of the Shares contemplated by that certain Agreement dated the date hereof between the Seller and Catella Holding AB shall occur as part of one simultaneous closing, it being understood that no portion of such closing shall be deemed to occur unless all portions of such closing shall have occurred.


Stockholm August 18 1999

Crown NorthCorp Inc                         Catella Boardrom Consulting AB

   /s/ Ronald E. Roark                         /s/ Per Lekvall
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Chairman and Chief                          Managing Director
  Executive Officer

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